ARM HOLDINGS PLC

110 Fulbourn Road

Cambridge CB1 9NJ

United Kingdom

September 11, 2023

VIA EDGAR

Attention: Jenny O’Shanick, Erin Purnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arm Holdings plc

Registration Statement on Form F-1

File No. 333-274120

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Arm Holdings plc (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m. (New York City time) on September 13, 2023 or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact Justin R. Salon of Morrison & Foerster LLP by phone at (202) 887-8785. The Company hereby authorizes Mr. Salon to orally modify or withdraw this request for acceleration.

Very truly yours,

Arm Holdings plc

By:	/s/ Jason Child
Name:	Jason Child
Title:	Chief Financial Officer